Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Held Company

MATERIAL FACT

Itaú Unibanco Holding S.A. announces to the market that on July 9, 2012 it entered into an Association Agreement, through its controlled company Itaú Unibanco S.A. (“Itaú Unibanco”), with Banco BMG S.A. (“BMG”) with respect to the offering, distribution and commercialization of direct payroll debit loans (“Payroll Debit Loans”) throughout Brazil (the “Association”).

The Association will be structured as a new business of Itaú Unibanco and BMG through a new financial institution to be named Banco Itaú BMG Consignado S.A. (the “JV”), in which Itaú Unibanco will hold a controlling stake of 70% (seventy percent) of the total voting capital and BMG holding the remaining 30% (thirty percent). The JV’s initial capital stock shall be R$ 1 billion, to be subscribed by the shareholders in the aforementioned proportion.

Itaú Unibanco shall contribute to the new business its economic-financial capacity, administrative experience and controls while BMG will contribute its commercial and operational competence in addition to the technological platform required for developing the JV’s activities. The JV shall share distribution channels with BMG and shall have the right to fund 70% (seventy percent) of the Payroll Debit Loans originating from such distribution channels. BMG shall be responsible for contracting directly the remaining 30% (thirty percent).

Itaú Unibanco shall be guaranteed the nomination of the majority of the members of the Board of Directors of the JV and the right to nominate and approve all of its officers (including the Chief Executive Officer), except the officers responsible for the commercial, operations and collection areas, which will be nominated by BMG and approved by Itaú Unibanco.

The following chart shows the JV’s corporate structure and the contractual flow of Payroll Debit Loans as well as the Funding Agreement to be signed between Itaú Unibanco and BMG as described in the following paragraph.

Additionally, from now on and for the term of 5 (five) years, Itaú Unibanco shall provide part of the financial resources for BMG’s Payroll Debit Loan operation in the monthly amount of up to R$ 300 (three hundred) million.

Itaú Unibanco’s payroll debit operations conducted through branches of the bank for its customers, currently expanding strongly, shall continue operating independently from the JV, being exclusively accounted for by Itaú Unibanco. Nevertheless, given BMG’s successful operations in the direct payroll debt loan market, Itaú Unibanco expects to achieve leadership among private sector banks in this segment: in addition to Itaú Unibanco’s own operations, the JV’s portfolio is expected to reach a total volume of approximately R$ 12 (twelve) billion over the next 2 (two) years. Itaú Unibanco will also be able to offer banking products to a base of about 3 (three) million new customers.

It is the intention of Itaú Unibanco and BMG to finalize the Association within a timeframe of 90 (ninety) days, subject to the compliance with certain conditions precedent, the signing of definitive agreements and appropriate regulatory approvals.

The Association is not expected to have any significant impact on Itaú Unibanco’s results during the current fiscal year.

This transaction is one more step in the direction of consolidating Itaú Unibanco’s strategy of operating with lower risk, lower spread assets with an attractive return. With this transaction, Itaú Unibanco takes the opportunity to reiterate its commitment to the Brazilian market and to the creation of long-term value for its shareholders.

São Paulo-SP, July 10, 2012. ALFREDO EGYDIO SETUBAL Investor Relations Officer